As filed with the Securities and Exchange Commission on May 13,
1997

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13E-4
                    ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of
1934)

                          (Amendment No. 2)

                  AMERICAN NATIONAL BANKSHARES INC.
                          (Name of Issuer)


                  AMERICAN NATIONAL BANKSHARES INC.
                (Name of Person(s) Filing Statement)

               Common Stock, $1.00 Par Value Per Share
                   (Title of Class of Securities)

                              027745108
                (CUSIP Number of Class of Securities)

                          Charles H. Majors
                President and Chief Executive Officer
                  AMERICAN NATIONAL BANKSHARES INC.
                            P. O. Box 191
                           628 Main Street
                   Danville, Virginia 24543-0191

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)

                             Copies to:
                       Kenneth J. Alcott, Esq.
                          Hunton & Williams
                    Riverfront Plaza, East Tower
                        951 East Byrd Street
                      Richmond, Virginia 23219

                            April 9, 1997
                (Date Tender Offer First Published,
                 Sent or Given to Security Holders)

                      CALCULATION OF FILING FEE

Transaction Valuation*               Amount of filing fee
     $6,750,000                            $1,350

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 250,000 shares at $27.00 per share.

X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,350
Filing Party:              American National Bankshares Inc.
Form or Registration No.:  Schedule 13E-4
Date Filed:                April 9, 1997

The Issuer Tender Offer Statement on Schedule 13E-4, dated as of April 9, 1997, as amended by Amendment No. 1, dated April 25, 1997, relating to the offer by American National Bankshares Inc. (the "Company") to purchase 250,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $1.00 per share (the "Shares"), at prices not in excess of $27.00 nor less than $25.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1997, and in the related Letter of Transmittal, which together constitute the "Offer", is hereby amended to incorporate the information included in the exhibit referred to below.

Item 9.  Material to be Filed as Exhibits.

(a)(10) Text of Press Release Issued by the Company, dated May 9,
1997.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 1997               AMERICAN NATIONAL BANKSHARES INC.



                           By: /s/ Charles H. Majors
                               Name:  Charles H. Majors
                               Title: President and Chief
                                      Executive Officer

EXHIBIT INDEX


Exhibit No.

(a)(10)               Text of Press Release Issued by the
                      Company, dated May 9, 1997.